Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 2 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures
     This supplement no. 2 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 2 in conjunction with the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006, which should be delivered in conjunction with this supplement no. 2. This supplement no. 2 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplement no. 1 and any other amendments or supplements to them. This supplement no. 2 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 2 supercedes information contained in the prospectus supplement or supplement no. 1.
     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 2, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement, as supplemented by supplement no. 1, is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to May 12, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement, supplement no. 1 and supplement no. 2 are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 2, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.

Selling securityholders

				Number of Shares of
	Principal Amount of		Number of Shares of	Common Stock
	Debentures	Percentage of	Common Stock	Beneficially Owned	Natural Person(s)
	Beneficially Owned	Debentures	Issuable that May	after the	with Voting or
Name of Selling Securityholder(1)	and Offered (USD)	Outstanding (%)	Be Sold(2)(3)	Offering(4)	Investment Power
Acacia Life Insurance Company	550,000	*	17,443	0	Gene T. Pretti
American Community Mutual Ins. Co.	80,000	*	2,537	0	Gene T. Pretti
American Fidelity Assurance Co.	500,000	*	15,858	0	Gene T. Pretti
Ameritas Life Insurance	1,800,000	*	57,089	0	Gene T. Pretti
Attorney’s Liability Assurance Society c/o Income Research & Management	240,000	*	7,611	0	(5)
Blue Cross Blue Shield of Mississippi	200,000	*	6,343	0	Gene T. Pretti
Catholic Family Life Ins. Company	80,000	*	2,537	0	Gene T. Pretti
Cowen & Co, LLC (#)	100,000	*	3,171	0	(6)
CSA Fraternal Life Insurance Co.	50,000	*	1,585	0	Gene T. Pretti
First Mercury Insurance Company	130,000	*	4,123	0	Gene T. Pretti
Founders Insurance Company	100,000	*	3,171	0	Gene T. Pretti

GuideOne Property & Casualty Insurance Co.	20,000	*	634	0	Gene T. Pretti
GuideOne Specialty Mutual Ins. Company	10,000	*	317	0	Gene T. Pretti
Hallmark Convertible Securities Fund	30,000	*	951	0	Ann Houlihan
HFR RV Performance Master Trust	730,000	*	23,152	0	Richard Kayne
Injured Workers Insurance Fund of Maryland	2,200,000	*	69,775	0	Gene T. Pretti
Integrity Mutual Insurance Company	110,000	*	3,488	0	Gene T. Pretti
JPMorgan Securities Inc. (#) (7)	6,384,000	*	202,476	230,000	(8)
Kayne Anderson Capital Income Partners (QP), LP	6,320,000	*	200,446	0	Richard Kayne
Kayne Anderson Income Partners, L.P.	450,000	*	14,272	0	Richard Kayne
Lehman Brothers Inc. (#)	10,000,000	*	317,162	0	(9)
Lincoln Heritage Life Insurance Company	100,000	*	3,171	0	Gene T. Pretti
Oppenheimer Convertible Securities Fund	4,000,000	*	126,864	0	(10)
UBS Securities LLC (#)	6,330,000	*	200,763	6,395,160	(11)

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(4)	For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)	Income Research & Management has investment and voting power for the securities held by Attorney’s Liability Assurance Society c/o Income Research & Management. John Sommers as President of Income Research & Management directs the actions of Income Research & Management.

(6)	The sole member of Cowen & Co, LLC is SG Americas Securities Holdings, Inc., a Delaware corporation. Mark Kaplan, Kavan Hajjaij and Jean Coulier are Directors of SG Americas Holdings, Inc.

(7)	This selling securityholder was previously listed as holding $53,000,000 in principal amount of the debentures. The amount included in this supplement no. 2 is in addition to the $53,000,000 JPMorgan Securities Inc., which are no longer held by JPMorgan Securities Inc. All other information included in this supplement no. 2 supercedes the prior information concerning JPMorgan Securities Inc.

(8)	JPMorgan Securities Inc. is a wholly-owned subsidiary of JPMorgan Chase & Co., which is a publicly traded company listed on the NYSE.

(9)	The selling securityholder is a subsidiary of Lehman Brothers Holdings, a publicly traded entity.

(10)	Oppenheimer Convertible Securities Fund is a part of the investment family under Oppenheimer Funds, Inc., which is a wholly-owned subsidiary of Oppenheimer Acquisition Corp., which is owned by three groups of shareholders. The controlling shareholder is Massachusetts Mutual Life Insurance Company which is required to file periodic and other reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

(11)	UBS Securities LLC is a majority owned subsidiary of UBS AG. UBS AG is a publicly traded company listed on the NYSE.

S-2

Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholder’s name in the foregoing table may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the debentures and/or the underlying common stock by any holder not identified above, this supplement no. 2 will be supplemented to set forth the name and other information about the selling securityholder intending to sell such debentures and the underlying common stock.
The date of the supplement no. 2 is May 15, 2006

S-3